

October 28, 2016

Mark Hutchens
Chief Financial Officer
Papa Murphy's Holdings, Inc.
8000 NE Parkway Drive, Suite 350
Vancouver, WA 98662

> **Re:** **Papa Murphy's Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 28, 2015**
> **Filed March 9, 2016**
> **File No. 001-36432**

Dear Mr. Hutchens:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 28, 2015

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 95

1. We note references to disclosure controls and procedures within the first two paragraphs when there should be reference solely to internal controls over financial reporting in this report. Refer to Item 308(a)(1) through (3) of Regulation S-K for guidance. Please amend your filing to include a revised report on this basis and that also states management's conclusion in regard to the effectiveness of your internal controls over financial reporting.

Exhibits 31.1 and 31.2

2. We note the Section 302 certifications filed as Exhibits 31.1 and 31.2 of this filing and the Forms 10-Q for the quarterly periods ended March 28, 2016 and June 27, 2016 exclude the required introductory language in the fourth paragraph in regard to internal controls and procedures. Please amend your Form 10-K and the indicated Forms 10-Q to

include the revised certifications. Refer to Question 246.13 of staff's Compliance and Disclosure Interpretations of Regulation S-K for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure